                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF NOVEMBER, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F     X       Form 40-F
                    ----------            ----------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes            No     X
              ----------    ----------

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

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[CNH LOGO]

                                                     NEWS RELEASE


CNH ANNOUNCES ABS TRANSACTION


FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH Media Relations  (1) 847 955 3939



Lake Forest IL (November 15, 2001) CNH Capital, the financial services arm of CNH Global N.V. (NYSE:CNH) today announced a $1.0 billion asset-backed securitization by CNH Capital Receivables Inc. The securities are backed by U.S. agricultural and construction equipment retail receivables contracts originated through the company's dealerships. CNH Capital will apply the proceeds from the securitization to repay outstanding debt.

Lead manager for the transaction is Salomon Smith Barney. Co-managers are: Bank of America Securities LLC, Credit Suisse First Boston, Deutsche Bank Alex Brown, J.P. Morgan, and SG Cowen.

A copy of the prospectus relating to the notes may be obtained from Salomon Smith Barney, 390 Greenwich Street, 6th Floor, New York, NY 10013

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2000 were over $10 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Link-Belt, New Holland, and O&K brands.












- CNH Global N.V. Administrative Offices 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -
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                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                            CNH Global N.V.



                                            By:  /s/ Debra E. Kuper
                                                 -------------------------------
                                                 Debra E. Kuper
                                                 Assistant Secretary



November 19, 2001